Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267031

Prospectus Supplement No. 8

(To Prospectus dated March 21, 2023)

43,414,721 SHARES OF COMMON STOCK

OF

AKILI, INC.

This prospectus supplement updates, amends and supplements the prospectus dated March 21, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267031). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with specified information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Akili, Inc.’s common stock is quoted on the Nasdaq Capital Market under the symbol “AKLI.” On September 11, 2023, the closing price of our common stock was $0.96.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

September 13, 2023 (September 8, 2023)

Akili, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40558	92-3654772
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Broad Street, Fifth Floor, Boston MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 456-0597

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	AKLI	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05	Costs Associated with Exit or Disposal Activities.

On September 8, 2023, the Board of Directors (the “Board”) of Akili, Inc. (the “Company”) approved a strategic business shift and related restructuring, and the Company announced this business shift today, and its related restructuring, as it transitions from a prescription to a non-prescription model. As part of this, the Company plans to pursue regulatory approval for over-the-counter labeling of its products and plans to invest in activities to drive consumer awareness and capital-efficient expansion of the business. In connection with the Company’s strategic business shift, the Company plans to restructure the organization around executing this new business model to reflect expected lower costs to operate a non-prescription model.

The Company’s workforce will be reduced by approximately 40% across different areas and functions in the Company, including eliminating the Company’s field sales force and market access team which accounts for approximately two-thirds of the workforce reduction. This workforce reduction was communicated to employees on September 13, 2023 and is expected to be completed by the end of the third quarter of 2023. Affected employees will be offered severance and other benefits, and the Company estimates that these severance and termination-related costs will be approximately $2.3 – $2.8 million and expects to record these charges in the third quarter of 2023. The Company also expects that payments of most of these costs will be made in 2023.

As a result of the restructuring, the Company expects that its cash, cash equivalents, and short-term investments will be sufficient to fund its current and planned operations into the second half of 2025.

Item 8.01	Other Events.

On September 13, 2023, the Company issued a press release announcing a strategic business shift and restructuring, business and organizational updates, early data and financial information regarding its EndeavorOTC product and commercial performance, financial guidance, and an update to the Company’s cash runway.

The press release also announced that the Company will host a conference call and webcast on September 14, 2023, at 8:30 a.m. ET. A live audio webcast of the conference call and presentation will be available at www.akiliinteractive.com under Investor Relations, Events & Presentations, along with slides that may be referenced during the call. An archived version of the webcast will be available on the Company’s website following the event.

To access the call, dial +1 888 259 6580 (toll-free) or +1 416 764 8624 (international) and reference “Akili Market Update.”

A copy of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. This Exhibit 99.1 shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall be incorporated by reference in all appropriate filings under the Securities Act of 1933, as amended, except for the last sentence of the second paragraph, the full text of the third and fourth paragraphs and the full text in the first, second and fourth bullet points included under the header “Financial Guidance”, each of which shall be “furnished” and not “filed.”

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description of Exhibit

99.1	Press Release issued by Akili, Inc. on September 13, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K and the accompanying exhibit contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements in this Current Report on Form 8-K and the accompanying exhibit related to: the Company’s strategic business shift and related restructuring, including its expectations regarding severance and termination-related costs; the Company’s plans to transition to a non-prescription model and to pursue regulatory approval for over-the-counter labeling for its products on certain timelines; that the consumer demand and engagement for EndeavorOTC in its initial three months on the market will continue in the future; the Company’s plans to invest in activities to drive consumer awareness and capital-efficient expansion of the business; the Company’s expectations regarding its ability to increase patient access to its treatments and to reduce its reliance on intermediaries; the Company’s expectations regarding its ability to reduce operating expenses and improve the gross margin profile of its business, including the Company’s expectations that by late 2025, its non-prescription model can operate at 60-70% gross margins; the Company’s expectation that its existing cash, cash equivalents, and short-term investments will be sufficient to fund the Company’s current and planned operations into the second half of 2025; the Company’s projections for 2023 and 2024 non-GAAP total operating expenses; the Company’s expectations regarding the revenue recognition policy that will be applicable to EndeavorOTC; and the Company’s expectations that EndeavorOTC and EndeavorRx will remain on the market while the Company pursues regulatory approval from FDA for EndeavorOTC and conversion of its pediatric prescription product, EndeavorRx, to an over-the-counter product. Any forward-looking statements in this Current Report on Form 8-K and the accompanying exhibit are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: the Company’s ability to successfully further commercialize and obtain approval from FDA for EndeavorOTC; the Company’s ability to successfully create, and navigate, a new category of medicine and to achieve broad adoption of digital therapeutics among healthcare providers, caregivers, and patients; the Company’s ability to successfully commercialize and support its EndeavorRx prescription product and to obtain further FDA approval to successfully convert its EndeavorRx product to an over-the-counter product; the Company’s ability to defend its intellectual property and satisfy various FDA and other regulatory requirements in and outside of the United States; the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates; the timing and results expected from the Company’s and its partners’ clinical trials and its reliance on third parties for certain aspects of its business; the Company’s ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in the Company’s current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing the Company’s views as of any subsequent date. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akili, Inc.

By:	/s/ Santosh Shanbhag
Name:	Santosh Shanbhag
Title:	Chief Financial Officer

Date: September 13, 2023

Exhibit 99.1

Akili Announces Business Transformation, Focusing on Non-prescription Model

Non-prescription model will increase patient access to clinically-validated non-drug treatments and reduce Akili’s reliance on intermediaries

Continued growth in consumer demand and engagement for EndeavorOTCTM during its initial three months on the market affirms viability of consumer-led subscription model

Leaner non-prescription operating model will support reduced operating expenses and headcount, extend cash runway into 2H 2025, and improve gross margin profile

BOSTON – September 13, 2023 – Akili, Inc. (Nasdaq: AKLI), a leading digital medicine company, today announced its strategic plan to transition from a prescription to a non-prescription business model. The company plans to pursue regulatory approval for over-the-counter labeling of its products.

Akili’s focus on a consumer-led subscription model will reduce reliance on payers and enable the company to grow the business in line with the increasing demand for non-drug cognitive treatments. Akili believes that this non-prescription model will enable the company to increase consumer access and generate revenues that will support gross margins between 60 and 70 percent by late 2025.

“Today, we are evolving our business to remove barriers for patients trying to access safe and effective non-drug treatment options,” said Eddie Martucci, CEO and co-founder of Akili. “We have the unique ability to offer consumers the same clinically-proven technology as the world’s only FDA-approved prescription video game treatment, with the ease of access and convenience of a consumer tech product. A non-prescription model removes reliance on intermediaries, which we believe will give us more control over our growth and enable us to build a lasting, sustainable business.”

Martucci continued: “We have seen the non-prescription model play out with EndeavorOTC, which we released in June as a treatment for adults with ADHD. In its first three months on the market, consumer demand, engagement, and retention all surpassed our expectations. We believe that our shift to a consumer-led model across our business will maximize our reach in the ADHD patient community and allow us to potentially expand into other large markets, without many of the high cost centers of a prescription model.”

The non-prescription model allows Akili to give consumers access to differentiated and clinically-validated technology, while removing the reliance on payers that stand in the way of patients trying to access treatment. The decision to re-align the business around this new model is based on the strong demand and rapid and cost-efficient growth potential observed with EndeavorOTC in the adult market since its release.

EndeavorOTC was released in the Apple App Store on June 6, 2023 under FDA’s enforcement policy issued during the COVID public health emergency. In its first three months on the market, from June 6, 2023 through September 5, 2023, EndeavorOTC generated:

•	125,971 first time app downloads

•	4,170 active subscribers, defined as active paying users during the period

•	$81.88 average revenue per users who paid in the period (ARPU)

•	57% of total subscriber sessions were played for the full recommended 25 minutes of therapeutic time

•	51% retention of monthly subscribers after 1 month and 67% retention after 2 months

•	EndeavorOTC GAAP revenue and billings (a non-GAAP financial measure defined as revenue plus the change in deferred revenue) were $341 thousand

Financial Guidance

•

2023 Non-GAAP total operating expenses expected to be between $55 million and $60 million, which excludes stock-based compensation expense, an impairment loss on certain assets associated with our sublease and severance and termination-related costs associated with reductions to our workforce

•	2024 Non-GAAP total operating expenses expected to be between $42 million and $47 million, which excludes stock-based compensation expense

•	Cash, cash equivalents, and short-term investments are expected to be sufficient to fund current and planned operations into the second half of 2025

•	By late 2025, non-prescription business model expected to operate at 60-70% gross margins

Akili plans to pursue regulatory approval for over-the-counter labeling of its treatment products. The company is on track to submit its adult clinical trial data later this year to the FDA for OTC authorization of EndeavorOTC, and is planning to submit data to the FDA to convert its pediatric prescription product, EndeavorRx®, to OTC in 2024. Akili expects that both EndeavorOTC and EndeavorRx will remain on the market as the company pursues these plans.

Akili plans to restructure the organization around executing this new business model to reflect expected lower costs to operate a non-prescription model. In connection with the restructuring, Akili will reduce staff and resources focused on its pediatric prescription business, while enabling continued support for existing pediatric customers. The company’s workforce will be reduced by approximately 40%, including an elimination of the company’s field sales force and market access team which accounts for approximately two-thirds of the reduction. The company plans to invest a portion of the savings in activities to drive consumer awareness and capital-efficient expansion of the business.

Akili Webcast and Conference Call

Akili will host a conference call and webcast tomorrow, Thursday, September 14, 2023, at 8:30 a.m. ET to discuss its strategic shift and restructuring. A live audio webcast of the conference call and presentation will be available at www.akiliinteractive.com under Investor Relations, Events & Presentations, along with slides that may be referenced during the call. An archived version of the webcast will be available on the company’s website following the event.

To access the call, dial +1 888 259 6580 (toll-free) or +1 416 764 8624 (international) and reference “Akili Market Update.”

Note Regarding Revenue Recognition Policy

The Company generates EndeavorRx revenue from contracts with caregivers and patients who purchase subscriptions to the video game product. Along with the subscription to the video game product, the caregivers and patients also receive reporting metrics (through the Insight App) and technical support services. The subscription to the video game product, reporting metrics and technical support services are combined as a single stand-ready performance obligation and recognized ratably on an over time basis over the subscription period which begins once the access code is inputted into the game by the caregivers and patients and game play has started.

The Company released the EndeavorOTC product on June 6, 2023 and reported revenue through June 30, 2023 using the same over time revenue recognition pattern as that used for EndeavorRx, noting that total revenue and billings for EndeavorOTC were de minimis during the period. The Company is currently working to determine the revenue recognition policy for its direct-to-consumer EndeavorOTC product. As the EndeavorOTC product currently does not include the companion Insight App for caregivers (or similar services) during the subscription term, the Company believes that revenue for EndeavorOTC will be recognized at the time of download and payment since control of the product has been transferred to the customers and the underlying performance obligations have been satisfied. EndeavorOTC revenue figures in this press release have been presented with that expectation. The Company’s independent registered public accounting firm has not conducted an audit or review of, and does not express any opinion or any other form of assurance with respect to, the anticipated, updated revenue recognition policy and there can be no assurance that such revenue recognition policy will be confirmed.

Note Regarding Preliminary and Unaudited Interim-Period Financial Results and Projections

The Company’s estimates of EndeavorOTC GAAP revenues and EndeavorOTC billings for the period from June 6, 2023 to September 5, 2023, the Company’s estimates of its ability to fund its current and planned operations into the second half of 2025 and future non-prescription business model margins are preliminary and unaudited, represent management estimates as of the date hereof and are subject to completion of and confirmation through the Company’s future financial closing procedures. As a result, the Company’s actual financial results may differ materially from the preliminary and unaudited estimated financial information and any projections set forth herein. The Company’s independent registered public accounting firm has not conducted an audit or review of, and does not express any opinion or any other form of assurance with respect to, any of these estimates or projections or any of the other figures or information in this press release.

Non-GAAP Financial Measures

In addition to financial information prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), this press release includes the following non-GAAP financial measures: EndeavorOTC billings on a historical basis and non-GAAP total operating expenses on a projected basis. Akili derives these non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Specifically, EndeavorOTC billings is defined as revenue plus the change in deferred revenue during the period; 2023 non-GAAP total operating expenses on a projected basis exclude stock-based compensation expense, an impairment loss on certain assets associated with our sublease and severance and termination-related costs associated with the workforce reductions during the year; and 2024 non-GAAP total operating expenses on a projected basis exclude stock-based compensation expense. Akili’s management believes that these non-GAAP financial measures are useful to both management and investors in analyzing its ongoing business and operating performance. Management does not intend the presentation of these non-GAAP financial measures to be considered in isolation or as a substitute for results prepared in accordance with GAAP, but as a complement to provide greater transparency. In addition, these non-GAAP financial measures may differ from similarly-named measures used by other companies. A reconciliation of the historical non-GAAP financial measures to GAAP financial measures is included in the attached financial table. However, a quantitative reconciliation of projected non-GAAP total operating expenses to projected GAAP operating expenses is not available, nor is the probable significance of such reconciling information, due to Akili’s inability to predict with reasonable certainty the amount of future stock-based compensation expense at this time.

EndeavorOTC Indication and Overview

EndeavorOTC is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. EndeavorOTC utilizes the same proprietary technology underlying EndeavorRx, a prescription digital therapeutic indicated to improve attention function in children ages 8-12. EndeavorOTC is available under the U.S. Food and Drug Administration’s current Enforcement Policy for Digital Health Devices for Treating Psychiatric Disorders During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. EndeavorOTC has not been cleared or authorized by the U.S. Food and Drug Administration for its indications. It is recommended that patients speak to their health care provider before starting EndeavorOTC treatment. No serious adverse events have been reported in any of our clinical studies. To learn more, visit EndeavorOTC.com.

EndeavorRx Indication and Overview

EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements in this press release related to: the Company’s strategic business shift and related restructuring; the Company’s plans to transition to a non-prescription model and to pursue regulatory approval for over-the-counter labeling for its products on certain timelines; that the consumer demand and engagement for EndeavorOTC in its initial three months on the market will continue in the future; the Company’s plans to invest in activities to drive consumer awareness and capital-efficient expansion of the business; the Company’s expectations regarding its ability to increase patient access to its treatments and to reduce its reliance on intermediaries; the Company’s expectations regarding its ability to reduce operating expenses and improve the gross margin profile of its business, including the Company’s expectations that by late 2025, its non-prescription model can operate at 60-70% gross margins; the Company’s expectation that its existing cash, cash equivalents, and short-term investments will be sufficient to fund the Company’s current and planned operations into the second half of 2025; the Company’s projections for 2023 and 2024 non-GAAP total operating expenses; the Company’s expectations regarding the revenue recognition policy that will be applicable to EndeavorOTC; and the Company’s expectations that EndeavorOTC and EndeavorRx will remain on the market while the Company pursues regulatory approval from FDA for EndeavorOTC and conversion of its pediatric prescription product, EndeavorRx, to an over-the-counter product. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: the Company’s ability to successfully further commercialize and obtain approval from FDA for EndeavorOTC; the Company’s ability to successfully create, and navigate, a new category of medicine and to achieve broad adoption of digital therapeutics among healthcare providers, caregivers, and patients; the Company’s ability to successfully commercialize and support its EndeavorRx prescription product and to obtain further FDA approval to successfully convert its EndeavorRx product to an over-the-counter product; the Company’s ability to defend its intellectual property and satisfy various FDA and other regulatory requirements in and outside of the United States; the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates; the timing and results expected from the Company’s and its partners’ clinical trials and its reliance on third parties for certain aspects of its business; the Company’s ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in the Company’s current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing the Company’s views as of any subsequent date. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Akili, Inc.

GAAP to Non-GAAP Reconciliation

Jun 6 2023 - Sept 5 2023
EndeavorOTC Revenues	$341,459
Deferred revenue, end of period	—
Deferred revenue, beginning of period	—

EndeavorOTC Billings	$341,459

CONTACTS

Investors:

Santosh Shanbhag

Chief Financial Officer

InvestorRelations@akiliinteractive.com

Media:

Julie DiCarlo

SVP, Communications

PR@akiliinteractive.com

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